                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        IL FORNAIO (AMERICA) CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   451926-10-9
                                 (CUSIP Number)

                                MICHAEL J. HISLOP
                             CHIEF EXECUTIVE OFFICER
                        IL FORNAIO (AMERICA) CORPORATION
                         770 TAMALPAIS DRIVE, SUITE 400
                             CORTE MADERA, CA 94925
                                 (415) 945-0500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 JANUARY 9, 2001
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                       1.

                                  SCHEDULE 13D


  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
               Laurence B. Mindel
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
          (See Instructions)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     733,886**
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               733,886**
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               733,886**
          ---------------------------------------------------------------------

 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                        [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               12.5%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
               IN
          ---------------------------------------------------------------------
** Includes 663,184 shares held by Laurence B. Mindel, Trustee of the Mindel Living Trust, 7,195 shares held by Laurence B. Mindel, Trustee of the Mindel Family Trust, 9,157 shares held by Laurence B. Mindel, Trustee of the Trust created for the benefit of Laurence B. Mindel and his Family and options to purchase 54,350 shares of Il Fornaio (America) Corporation Common Stock held by Mr. Mindel and that are exercisable within 60 days of January 9, 2001.


                                       2.

                                  SCHEDULE 13D


  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
               Laurence B. Mindel, Trustee of the Mindel Living Trust
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
          (See Instructions)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS* (See Instructions)
               00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               California
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     663,184
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               663,184
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               663,184
          ---------------------------------------------------------------------

 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                        [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               11.4%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
               00
          ---------------------------------------------------------------------

                                       3.

                                  SCHEDULE 13D


  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
               Laurence B. Mindel, Trustee of the Mindel Family Trust
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group* (See Instructions)
                                                                    (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS* (See Instructions)
               00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               California
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     7,195
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               7,195
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               7,195
          ---------------------------------------------------------------------

 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                        [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                0.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
               00
          ---------------------------------------------------------------------

                                       4.

                                  SCHEDULE 13D


  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

               Laurence B. Mindel, Trustee of the Trust created for the benefit of Laurence B. Mindel and his family
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group* (See Instructions)
                                                                    (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS* (See Instructions)

               00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               Ohio
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     9,157
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               9,157
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               9,157
          ---------------------------------------------------------------------

 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                        [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                0.2%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person* (See Instructions)
               00
          ---------------------------------------------------------------------

                                       5.

ITEM 1. SECURITY AND ISSUER

        This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Il Fornaio Common Stock"), of Il Fornaio (America) Corporation, a Delaware corporation ("Il Fornaio"). The principal executive offices of Il Fornaio are located 770 Tamalpais Drive, Suite 400, Corte Madera, California 94925.

ITEM 2. IDENTITY AND BACKGROUND

        (a) The name of the persons filing this statement are Laurence B. Mindel; Laurence B. Mindel, Trustee of the Mindel Living Trust; Laurence B. Mindel, Trustee of the Mindel Family Trust and Laurence B. Mindel, Trustee of the Trust created for the benefit of Laurence B. Mindel and his family. Unless the context otherwise indicates, information provided herein on behalf of Mr. Mindel is also provided for the Mindel Living Trust, the Mindel Family Trust and the Trust created for the benefit of Laurence B. Mindel and his family.

        (b) The business address of Mr. Mindel is 770 Tamalpais Drive, Suite 400, Corte Madera, California 94925.

        (c) Mr. Mindel is the Chairman of the Board of Directors of Il Fornaio. The principal business address of Il Fornaio is 770 Tamalpais Drive, Suite 400, Corte Madera, California 94925.

        (d) During the past five years, Mr. Mindel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, Mr. Mindel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Mindel is a citizen of the United States. The Mindel Living Trust and the Mindel Family Trust are each organized in California. The Trust created for the benefit of Laurence B. Mindel and his family is organized in Ohio.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Mr. Mindel beneficially owns 733,886 shares of Il Fornaio Common Stock. This amount includes 663,184 shares held by the Mindel Living Trust, 7,195 shares held by the Mindel Family Trust and 9,157 shares owned by the Trust created for the benefit of Laurence B. Mindel and his family. Mr. Mindel serves as a trustee for each of the above-named trusts. In addition, Mr. Mindel holds options to purchase 54,350 shares of Il Fornaio Common Stock that are exercisable within 60 days of January 9, 2001.

        Mr. Mindel's ownership of Il Fornaio Common Stock was previously reported on Schedule 13G and certain amendments thereto filed on February 14, 1999 and February 17, 2000. Mr. Mindel filed the original Schedule 13D on November 27, 2000, because he had entered into a Voting Agreement designed to facilitate the consummation of a merger described below.

ITEM 4. PURPOSE OF TRANSACTION

        (a)-(b) On November 15, 2000, Il Fornaio and Manhattan Acquisition Corp., a Delaware corporation ("Acquisition Corp."), entered into an Agreement and Plan of Merger providing for the merger of Acquisition Corp. with and into Il Fornaio, with Il Fornaio as the surviving corporation in the merger (the "Merger"). On January 9, 2001, the Agreement and Plan of Merger was amended (as amended, the "Merger Agreement"), generally, to specify the mechanism by which the equity interests of Mr. Mindel and certain other officers, directors and stockholders of Il Fornaio (the "Rollover Stockholders") would be continued in the surviving corporation and the nature of those interests. The Merger Agreement contemplates that, subject to the terms and


                                       6.

conditions thereof, immediately prior to the Merger, Il Fornaio will, pursuant to the Merger Agreement, (i) file a certificate of designations with the Secretary of State of the State of Delaware to create three series of preferred stock, par value $.001 per share, Il Fornaio Series A Cumulative Compounding Preferred Stock, Il Fornaio Series B Cumulative Compounding Preferred Stock and Il Fornaio Series C Preferred Stock (collectively, the "Il Fornaio Preferred Stock"), having the rights, designations and preferences set forth in the Securities Purchase and Contribution Agreement, as defined and further discussed in Item 6 below, and (ii) issue such shares of Il Fornaio Preferred Stock to Mr. Mindel and the other Rollover Stockholders in such amounts, for such consideration and on such other terms as are set forth in the Securities Purchase and Contribution Agreement.

        At the effective time of the Merger, (i) each share of Il Fornaio Common Stock, except for shares owned by Acquisition Corp. or directly or indirectly by Il Fornaio and Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive $14.00 in cash, without interest, (ii) each share of Il Fornaio Series A Cumulative Compounding Preferred Stock, except for shares owned by Acquisition Corp. or directly or indirectly by Il Fornaio and Dissenting Shares, will not be affected by the Merger and will remain outstanding as one share of Series A Cumulative Compounding Preferred Stock, par value $.001 per share, of the surviving corporation, (iii) each share of Il Fornaio Series B Cumulative Compounding Preferred Stock, except for shares owned by Acquisition Corp. or directly or indirectly by Il Fornaio and Dissenting Shares, will not be affected by the Merger and will remain outstanding as one share of Series B Cumulative Compounding Preferred Stock, par value $.001 per share, of the surviving corporation, and (iv) each share of Il Fornaio Series C Cumulative Compounding Preferred Stock, except for shares owned by Acquisition Corp. or directly or indirectly by Il Fornaio and Dissenting Shares, will be converted into one share of Common Stock, par value $.001 per share, of the surviving corporation.

        Consummation of the Merger is subject to certain conditions, including:
(i) the receipt of the approval of the Merger Agreement and the Merger by the affirmative vote of the stockholders of Il Fornaio in accordance with applicable law; (ii) expiration or termination of all waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the funding of committed debt financing (or alternative debt financing on terms no less favorable to Acquisition Corp.);
(iv) Il Fornaio's obtaining certain necessary approvals and consents from third parties and governmental entities; and (v) satisfaction of certain other conditions. The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this Amendment No. 2 to Schedule 13D as Exhibit 99.1 and incorporated herein by reference.

To facilitate the consummation of the Merger, Mr. Mindel and Acquisition Corp. entered into a Voting Agreement. Certain provisions of the Voting Agreement are described in Item 5 below.

        (c) Not applicable.

        (d) If the Merger is consummated, (i) the directors of Acquisition Corp. will become the directors of Il Fornaio, in each case, until their successors are elected or appointed and qualified and (ii) generally, the officers of Il Fornaio will continue as the officers of Il Fornaio, in each case, until their successors are elected or appointed and qualified.

        (e) It is currently anticipated that, immediately preceding or at the effective time of the Merger, the capitalization of Il Fornaio will be modified as set forth in the Merger Agreement and the Purchase Agreement (as described below).

        (f)  None, except as otherwise described in response to this Item 4.

        (g) Upon consummation of the Merger, the certificate of incorporation of Il Fornaio will become the certificate of incorporation of the surviving corporation, except that such certificate of incorporation may be amended after the effective time of the Merger by Acquisition Corp. in its discretion (subject to stockholder approval to the extent required by law). The bylaws of Acquisition Corp. will become the bylaws of the surviving corporation.


                                       7.

        (h) Upon consummation of the Merger, the Il Fornaio Common Stock will cease to be quoted on any quotation system or exchange.

        (i) Upon consummation of the Merger, the Il Fornaio Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

        (j) Other than as described above, Mr. Mindel currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Mr. Mindel reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)-(b) On November 15, 2000, Mr. Mindel (as well as the other Rollover Stockholders) entered into a Voting Agreement with Acquisition Corp. On January 9, 2001, the Voting Agreement was amended (as amended, the "Voting Agreement"). Pursuant to the Voting Agreement, Mr. Mindel, individually and as trustee of the Mindel Living Trust, the Mindel Family Trust and the Mindel Trust created for the benefit of Laurence B. Mindel and his family, has agreed, among other things, (i) to vote each share of Il Fornaio Common Stock beneficially owned by Mr. Mindel in favor of the Merger and adoption of the Merger Agreement, (ii) to vote against any other acquisition proposal, such as a merger, consolidation or other business combination involving Il Fornaio or any sale of a material amount of its assets, (iii) not to transfer, pledge or otherwise dispose of, or contract to transfer, pledge or otherwise dispose of, any shares of Common Stock, or options to purchase such shares, or interest therein, other than pursuant to the Merger Agreement, and (iv) to grant Acquisition Corp. an irrevocable proxy to vote such shares in accordance with the Voting Agreement for the term thereof. The description contained in this Item 5 of the transactions contemplated by the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached to this Amendment No. 2 to Schedule 13D as Exhibit 99.2.

        The 733,886 shares of Il Fornaio Common Stock, all of which are covered by Mr. Mindel's Voting Agreement, constitute approximately 12.5% of the issued and outstanding shares of Il Fornaio Common Stock as of January 9, 2001.

        To the best of Mr. Mindel's knowledge and based upon information provided to Mr. Mindel by or on behalf of the individuals and entities named therein, Schedule I to this Schedule 13D sets forth the names, addresses and employers of the executive officers and directors of (i) Acquisition Corp., (ii) BRSE, L.L.C., a Delaware limited liability company ("BRSE") and the sole general partner of Bruckmann, Rosser, Sherrill & Co., II, L.P., a Delaware limited partnership ("BRS L.P.") that formed Acquisition Corp. for the purpose of the transaction described herein and (iii) Bruckmann, Rosser, Sherrill & Co., L.L.C., a Delaware limited liability company ("BRS"), a management company that invests the committed capital of BRS L.P. (BRSE, BRS L.P. and BRS being hereinafter collectively referred to as the "BRS Entities").

        To Mr. Mindel's knowledge and based upon information provided to Mr. Mindel by or on behalf of the individuals and entities named in Schedule I to this Schedule 13D, except to the extent that the BRS Entities may be deemed to be a beneficial owner of shares pursuant to the Voting Agreement, no shares of Il Fornaio Common Stock are beneficially owned by Acquisition Corp., the BRS Entities or any person listed on Schedule I to this Schedule 13D. In no event shall this Schedule 13D be deemed to constitute an admission that the BRS Entities are beneficial owners of any shares of Il Fornaio Common Stock beneficially owned by Mr. Mindel.

        During the past five years, to Mr. Mindel's knowledge and based upon information provided to Mr. Mindel by or on behalf of the individuals and entities named in Schedule I to this Schedule 13D, neither Acquisition Corp., the BRS Entities nor any person listed on Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the past five years, to Mr. Mindel's knowledge and based upon information provided to Mr. Mindel by or on behalf of the individuals and entities named in Schedule I to this Schedule 13D, neither


                                       8.

Acquisition Corp., the BRS Entities nor any person listed on Schedule I to this
Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

        To Mr. Mindel's knowledge and based upon information provided to Mr. Mindel by or on behalf of the individuals and entities named in Schedule I to this Schedule 13D, all persons named in Schedule I to this Schedule 13D are citizens of the United States.

        (c) Mr. Mindel has effected no transactions in Il Fornaio Common Stock during the past sixty days, other than charitable donations of 7,865 shares of Il Fornaio Common Stock.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On November 15, 2000, Mr. Mindel entered into a Securities Purchase and Contribution Agreement with Acquisition Corp., BRS L.P. and each of the Rollover Stockholders. On January 9, 2001, the Securities Purchase and Contribution Agreement was amended (as amended, the "Purchase Agreement"), generally, to specify the mechanism by which the equity interests of Mr. Mindel and each of the other Rollover Stockholders would be continued in the surviving corporation and the nature of those interests, as well as to add additional parties. Pursuant to the Purchase Agreement, and subject to the terms and conditions thereof, BRS L.P. has agreed to purchase securities of the surviving corporation for a purchase price of approximately $29.6 million in cash, and the Rollover Stockholders have agreed that they will acquire securities of the surviving corporation for aggregate consideration of approximately $10.4 million. Of the aggregate $10.4 million, Mr. Mindel has agreed to acquire securities of the surviving corporation with a value of $2.0 million. Under the Purchase Agreement, Mr. Mindel and the other Rollover Stockholders will acquire their equity interests in the surviving corporation by exchanging Il Fornaio capital stock (or options to acquire Il Fornaio capital stock) for securities of the surviving corporation as well as, to a lesser extent, through the payment of cash, as follows:

        Immediately prior to the Merger, the continuing stockholders will exchange, on a one-for-one basis, a specified number of shares of Il Fornaio Common Stock for shares of the three newly created series of Il Fornaio Preferred Stock. At the effective time of the Merger, shares of Il Fornaio Preferred Stock will continue as, or automatically be converted into, shares of capital stock of the surviving corporation as described in Item 4 above. At the effective time, options to acquire shares of Il Fornaio Common Stock with an aggregate economic value of $3.8 million held by the Rollover Stockholders will be canceled in exchange for substitute, fully vested options to acquire preferred stock of the surviving corporation, with exercise prices that preserve the aggregate spread applicable to the options canceled. At the effective time, certain officers of Il Fornaio will also purchase with cash an aggregate of 29,655 shares of common stock of the surviving corporation, at a purchase price of $14.00 per share.

        The description contained in this Item 6 of the transactions contemplated by the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached to this Amendment No. 2 to Schedule 13D as Exhibit 99.3 and is incorporated herein by reference. Acquisition Corp. has the right to amend the Purchase Agreement to add additional parties who desire to roll over equity securities of Il Fornaio in the Merger or who desire to purchase securities of Acquisition Corp. and/or the surviving corporation for cash; and the amount of cash to be invested in Acquisition Corp. by BRS L.P. will be reduced by the amount proposed to be invested or rolled over by any such additional party. In addition, BRS L.P. may reduce its cash investment in Acquisition Corp. and/or the surviving corporation by amounts to be agreed between BRS L.P. and certain Rollover Stockholders.

                                       9.

        In addition, following completion of the Merger, a pool of approximately 39,683 shares of common stock of the surviving corporation will be reserved pursuant to an employee incentive program that will provide for the issuance to employees of the surviving corporation of employee stock options and/or restricted stock. The exercise or purchase price is expected to be $14.00 per share. Of the shares reserved, approximately 21,100 shares are expected to be reserved for issuance to certain of the Rollover Stockholders.

        Other than as described in this Item 6 and in Items 4 and 5 above, Mr. Mindel is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Il Fornaio, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                      10.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT NO.                         DESCRIPTION
-----------                         -----------

   99.1 Agreement and Plan of Merger, dated as of November 15, 2000, as amended January 9, 2001, by and among Manhattan Acquisition Corp., a Delaware corporation, and Il Fornaio (America) Corporation, a Delaware corporation.

   99.2 Voting Agreement, dated as of November 15, 2000, by and among Manhattan Acquisition Corp., Laurence B. Mindel, Laurence B. Mindel, Trustee of the Mindel Living Trust, Laurence B. Mindel, Trustee of the Mindel Family Trust and Laurence B. Mindel, Trustee of the Trust created for the benefit of Laurence B. Mindel and his family and the other certain stockholders of Il Fornaio (America) Corporation, a Delaware corporation.

   99.3 Securities Purchase and Contribution Agreement, dated as of November 15, 2000, as amended January 9, 2001, by and among Manhattan Acquisition Corp., a Delaware corporation, Bruckmann, Rosser, Sherrill & Co. II, L.P., a Delaware limited partnership, Laurence B. Mindel and the other Rollover Stockholders of Il Fornaio (America) Corporation, a Delaware corporation.


                                      11.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 19, 2001                     /s/  LAURENCE B. MINDEL
                                            ------------------------------------
                                            Laurence B. Mindel


                                            THE MINDEL LIVING TRUST


                                            /s/  LAURENCE B. MINDEL
                                            ------------------------------------
                                            Laurence B. Mindel, Trustee


                                            THE MINDEL FAMILY TRUST


                                            /s/  LAURENCE B. MINDEL
                                            ------------------------------------
                                            Laurence B. Mindel, Trustee


                                            THE TRUST CREATED FOR THE BENEFIT OF
                                            LAURENCE B. MINDEL AND HIS FAMILY


                                            /s/  LAURENCE B. MINDEL
                                            ------------------------------------
                                            Laurence B. Mindel, Trustee


                                      12.

                                   SCHEDULE I

                        EXECUTIVE OFFICERS AND DIRECTORS:

BRUCKMANN, ROSSER, SHERRILL & CO., L.L.C.

Name                                   Office
----                                   ------
Bruce C. Bruckmann                     Managing Director
Stephen F. Edwards                     Managing Director
Harold O. Rosser, II                   Managing Director
Stephen C. Sherrill                    Managing Director
Thomas J. Baldwin                      Managing Director
Paul D. Kaminski                       Chief Financial Officer

Messrs. Bruckmann, Edwards, Rosser, Sherrill, Baldwin and Kaminski are the managers of BRS.

BRSE, L.L.C.

Name                                   Office
----                                   ------
Bruce C. Bruckman                      Managing Director
Stephen F. Edwards                     Managing Director
Harold O. Rosser, II                   Managing Director
Stephen C. Sherrill                    Managing Director
Thomas J. Baldwin                      Managing Director
Paul D. Kaminski                       Chief Financial officer

Messrs. Bruckman, Edwards, Rosser, Sherrill, Baldwin and Kaminski are the managers of BRSE.

MANHATTAN ACQUISITION CORP.

Name                                   Office
----                                   ------
Harold O. Rosser, II                   President
J. Rice Edmonds                        Secretary

The sole director of Acquisition is Harold O. Rosser.

Each of the foregoing persons is a citizen of the United States and has his business address at:

                        126 East 56th Street, 29th Floor
                               New York, NY 10022


                                      13.

                                  EXHIBIT INDEX


EXHIBIT NO.                         DESCRIPTION.
-----------                         ------------

   99.1 Agreement and Plan of Merger, dated as of November 15, 2000, as amended January 9, 2001, by and among Manhattan Acquisition Corp., a Delaware corporation, and Il Fornaio (America) Corporation, a Delaware corporation.

   99.2 Voting Agreement, dated as of November 15, 2000, by and among Manhattan Acquisition Corp., Laurence B. Mindel, Laurence B. Mindel, Trustee of the Mindel Living Trust, Laurence B. Mindel, Trustee of the Mindel Family Trust and Laurence B. Mindel, Trustee of the Trust created for the benefit of Laurence B. Mindel and his family and the other certain stockholders of Il Fornaio (America) Corporation, a Delaware corporation.

   99.3 Securities Purchase and Contribution Agreement, dated as of November 15, 2000, as amended January 9, 2001, by and among Manhattan Acquisition Corp., a Delaware corporation, Bruckmann, Rosser, Sherrill & Co. II, L.P., a Delaware limited partnership, Laurence B. Mindel and the other Rollover Stockholders of Il Fornaio (America) Corporation, a Delaware corporation.

                                      14.